UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

K2 Digital, Inc.

(Name of Issuer)

  Common Stock, $0.01 par value per share

(Title of Class of Securities)

482733 10 2

(CUSIP Number)

c/o Law Offices of Thomas G. Amon
500 Fifth Avenue, Suite 1650
 New York, NY 10110
Telephone: (212) 810-2430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 482733 10 2
1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above persons:
NPOWR Digital Media, Inc. (I.R.S. Employer Identification Number 954877980)
2.	Check the Appropriate Box if a Member of a Group:	(a) ☐
(b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,500,000 shares of Common Stock ¹
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 1,500,000 shares of Common Stock ¹
	10.	Shared Dispositive Power: None
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000 shares of Common Stock ²
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
	13.	Percent of Class Represented by Amount in Row (11): 30.1% ³
	14.	Type of Reporting Person (See Instructions): CO

1	See Items 4 and 5 of this Schedule 13D.
2	See Items 4 and 5 of this Schedule 13D.
3	Based on 4,982,699 shares of K2's Common Stock issued and outstanding as of October 31, 2005.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of K2 Digital, Inc., a Delaware corporation (“K2”). The principal executive offices of K2 are located at 30 Broad St., Suite 619, New York, NY 10004.

Item 2. Identity and Background.

This Statement is filed by NPOWR Digital Media, Inc., a California corporation (“NPOWR”). The address of NPOWR’s principal executive office, and the business address of each of the persons listed below, is 4347 Raytheon Rd., Oxnard, California 93033. NPOWR has developed technology and programming solutions for the dynamic iTV/VOD marketplace. The following are the directors or executive officers of NPOWR: Roland Perkins, Director and Chairman; Robert W. Whitmore, Director, President and Vice-Chairman; Dwight Marcus Glodell, Director, Chief Technology Officer; John H. Williams, Secretary; Eric Malamud, Chief Financial Officer; and James N. Fiedler, Director. NTECH Properties, Inc. (“NTECH”) is a beneficial owner of 16.5% of the common stock of NPOWR and NTECH is controlled by Robert W. Whitmore and Dwight Marcus Glodell.  Jay Bosselman is a beneficial owner (through a combination of common stock currently owned and shares of common stock that may be acquired upon exercise of conversion rights granted with respect to shares of preferred stock) of 5.6% of the common stock of NPOWR.  Mr. Bosselman is a private investor and his residence address is 811 S.  Dwyer Avenue, Arlington, Illinois 60005.  All of the individuals named in this Item 2 are United States citizens and NTECH Properties, Inc. is a California corporation.

During the last five years, neither NPOWR nor, to NPOWR’s knowledge, any of the individuals referred to above, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

K2 and NPOWR have entered into a definitive Stock Purchase Agreement, dated January 20, 2006 (the “Stock Purchase Agreement”) whereby NPOWR agreed to acquire, in an all-cash transaction, 1,000,000 shares of K2’s Series A Preferred Stock (“Preferred Stock”), which shares are convertible into common stock at a common share conversion price equal to $0.11 for an equivalent of 1,500,000 shares of K2’s Common Stock. The total transaction value is approximately $165,000. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 10.

Item 4. Purpose of Transaction.

In contemplation of a possible future merger transaction with K2, on January 20, 2006, NPOWR entered into a Stock Purchase Agreement with K2 to acquire 1,000,000 shares of K2’s Preferred Stock, which shares are convertible into common stock, on a 1.50 x 1.00 Common-to-Preferred basis, at a common share conversion price equal to $0.11 for an equivalent of 1,500,000 shares of K2’s Common Stock. The total consideration paid by NPOWR for the shares of Preferred Stock was $165,000. Such conversion may be effected at any time at the option of NPOWR.

On December 22, 2005, K2 signed a letter of intent with NPOWR (the “LOI”), whereby K2, its wholly-owned subsidiary, K2 Acquisition Corp. (“Merger Sub”) and NPOWR intend to enter into a formal merger agreement within forty-five (45) calendar days of the acquisition of the K2 Preferred Stock by NPOWR, whereby Merger Sub will merge with and into NPOWR. In connection with the merger, the shareholders of NPOWR will acquire a controlling interest in K2. NPOWR’s designees will be appointed as directors of K2 and the Board and shareholders will approve a 3 x 1 reverse split of K2 shares such that the current shareholders of K2 will own approximately 1,660,000 million post merger shares representing 5% of the post merger shares issued and outstanding. The parties anticipate closing the possible future merger transaction no later than one hundred and twenty (120) days from the date of the LOI, unless K2 and NPOWR mutually agree in writing to extend such closing date. The proposed transaction will be subject to the normal conditions for closing, including satisfactory due diligence by the parties.

In connection with the possible future merger transaction, three (3) persons identified by K2 in the LOI as members of the control group (“Control Group”) of K2, as holders of at least 1,800,000 shares of K2 common stock, are each to provide an irrevocable proxy to NPOWR or its designees to vote their shares in favor of the contemplated merger transaction, the reverse split and related transactions, all consistent with the terms of the LOI and any related definitive agreements. No date is stipulated in the LOI when the members of the Control Group are to provide such proxies, and, as of the date of this Statement, no such proxies have been given to NPOWR or any designee of NPOWR. At such time as any such proxy is delivered to NPOWR or any designee of NPOWR, the Reporting Person will file an appropriate amendment to this Statement.

Incorporated in California in July 2001, NPOWR’s mission is to create practical technology and programming solutions for the dynamic iTV/VO D marketplace. The company expects its cutting-edge technology and related media products to establish it as a media industry leader in the delivery of personalized television programming. NPOWR’s management believes that its technology, which facilitates the customization of programming from a database of stored media assets, will allow significant improvements and innovations to be brought to the growing market for interactive television and video-on-demand (VOD ), as well as for on-line broadband media delivery to homes and businesses for entertainment, distance-learning, training and marketing. NPOWR’s pilot initiative, stimTV(TM ), will utilize its technologies in addressing the dramatically growing markets for interactive television and video-on-demand.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the filing date of this Schedule 13D, as a result of the Stock Purchase Agreement, NPOWR may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole power to vote or direct the vote of 1,500,000 shares of Common Stock, which represents approximately 30.1% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

The identification of any person (other than NPOWR) in response to Item 2 of this Statement shall not be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(c) Except as set forth or incorporated herein, neither NPOWR nor, to NPOWR’s knowledge, any of the individuals referred to Item 2 of this Statement, has effected any transaction in Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein above, to the knowledge of NPOWR, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of K2, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

Exhibit 10 -	Stock Purchase Agreement, dated January 20, 2006, by and among K2 Digital, Inc. and NPOWR Digital Media, Inc.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2006

NPOWR DIGITAL MEDIA, INC.

By: /s/ ROBERT W. WHITMORE
Name: Robert W. Whitmore
Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)